UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020 and September 7th, 2020, hereby informs its shareholders and the market in general that the offer presented by the Company jointly with TIM S.A. and Claro S.A. (the Company, jointly with TIM S.A. and Claro S.A., the “Purchasers”) was declared the winner of the competitive process for purchase of the mobile business assets - Personal Mobile Service of the Oi Group (“UPI Mobile Assets”), in the auction held on the date hereof in the court hearing room of the 7th Corporate Court of Rio de Janeiro. The Judicial Recovery Court approved the Purchasers’ offer as winner of the bid, after favorable opinion from the Public Prosecution of the State of Rio de Janeiro and the Judicial Administrator.

The total offered amount corresponds to R$ 16,500,000.00, of which R$ 15,744,000,000.00 represents the offer base price (“Base Price”) and R$ 756,000,000.00 refers to transitional services to be rendered for up to 12 months by the Oi Group to the Purchasers (“Transitional Services”); besides the compensation for the take-or-pay data transmission Capacity Agreement, of which the current net present value (NPV) corresponds to R$ 819,000,000.00 (eight hundred and nineteen million Brazilian Reais).

Subject to the terms, conditions and payment calendar set forth in the SPE Mobile Assets Share Purchase and Sale Agreement, a draft of which is attached as Exhibit 5.3.9.1 of the Amendment to the Original Plan and Exhibit I to the Notice for judicial assignment of UPI Mobile Assets (“Agreement”), the Base Price and the amount for the Transitional Services shall be paid at the moment of effectiveness of the transaction (“Closing”), that is the date of execution of the Transitional Services agreement. The Data Transmission Capacity Agreement shall also be executed on the Closing date and its payment shall be made according to the terms and conditions thereof.

The Company shall disburse an amount corresponding to 33% of the Base Price and of the Transitional Services, equivalent to approximately R$ 5,5 billion. With regards to the Capacity Agreement and considering its specific characteristics and the Company’s needs, the total current amount to be disbursed by the Company corresponds to approximately R$ 179 million or 22% of the agreement’s total Net Present Value (NPV).

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

Subject to the continuity of the current market conditions and necessary internal approvals, as well as, in light of its robust financial parameters and strong cash flow generation, the Company intends to use its own resources to finance the transaction.

The assets that make up the UPI Mobile Assets shall, pursuant to the Agreement, be segregated by means of a segregation plan and contributed by the Oi Group to three different specific purpose entities (“SPE”), in such a way that the Company shall acquire the totality of the shares of one SPE that will hold the assets to be attributed to the Company pursuant to the aforementioned segregation plan, isolated and independent from the other SPEs.

The Company is entitled to a selection of assets that shall comprise the UPI Mobile Assets, composed of:

- Clients: approximately 10.5 million (corresponding to ~29% of UPI Mobile Assets’ total customer base) – according to Anatel’s data base of April/20. Allocation of customers among Purchasers considered criterion that enhance competition among the Brazilian market operators;

- Spectrum: 43MHz as a national weighted average based on population (46% of UPI Mobile Assets’ radiofrequencies). Division of frequencies among Purchasers strictly respects the spectrum limits established by Anatel; and

- Infrastructure: agreements for the use of 2.7 thousand mobile access sites (corresponding to 19% of UPI Mobile Assets’ total sites).

The effectiveness of the acquisition by Purchasers of each SPE containing the UPI Mobile Assets’ assets, pursuant to the segregation plan to be finally approved, is subject to certain conditions usually applicable to transactions of this nature and foreseen in the Agreement, as well as the previous approvals of ANATEL and CADE, and, if applicable, shall be submitted to the general shareholders’ meeting of the Company, pursuant to article 256 of the Brazilian Corporations Law, in which case additional information related to the potential right to withdrawal shall be disclosed in due time. The transaction is expected to be completed, with the transfer of the shares of SPE to the Company and the corresponding payment thereof during the year of 2021.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

The Company restates that the transaction, after its conclusion, will bring benefits to its shareholders through the acceleration of growth and generation of efficiencies to be achieved due to operational synergies, as well as its customers, due to improvement in the experience of use and quality of the service provided, and, finally, to the sector as a whole, due to reinforcement in its investment capacity, technological innovation and competitiveness. The acquisition by the Company of its stake of the UPI Mobile Assets, as described above, represents another important step in the Company’s purpose to digitalize to bring closer.

The Company shall keep its shareholders and the market in general duly informed of the progress of the acquisition process, pursuant to ICVM 358 and the applicable legislation.

São Paulo, December 14, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 14, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director